Exhibit 4.2

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) WOULD LIKELY CAUSE COMPETITIVE HARM TO THERAPIX BIOSCIENCES LTD. IF PUBLICLY DISCLOSED. OMISSIONS ARE DENOTED IN BRACKETS THROUGHOUT THIS EXHIBIT.

RESEARCH AND LICENSE AGREEMENT

This Research and License Agreement (“Agreement”) is made in Jerusalem this 29 day of June, 2018 (the “Effective Date”), by and between:

YISSUM RESEARCH DEVELOPMENT COMPANY OF THE HEBREW UNIVERSITY OF JERUSALEM, LTD., of Hi Tech Park, Edmond J. Safra Campus, Givat Ram, Jerusalem 91390, Israel (“Yissum”) of the first part; and

THERAPIX BIOSCIENCES LTD., of 4 Ariel Sharon St. Givatayim, Israel; (the “Company”), of the second part;

(each of Yissum and the Company, a “Party”, and collectively the “Parties”)

WHEREAS:	in the course of research conducted by Prof. Raphael Mechoulam (the “Researcher”) and the late Prof. Itai Bab, at the University (as defined in Section 1 below), the Researcher developed technology comprising composition of CB2 agonist (HU-433) for various indications, as more fully described in the patents listed in Appendix A (collectively, the “Existing Patents”); and

WHEREAS:	pursuant to the regulations of the University, the rights and title to all inventions, know-how and the results of research created by scientists of the University vest solely with Yissum, including the technology developed by the Researcher as aforesaid; and

WHEREAS:	Yissum and the Company entered into a Material Transfer Agreement dated October 7, 2017 (the “MTA Agreement”) pursuant to which Yissum transferred the Company the HU-433 compound for an evaluation (the “Evaluation”), and rights and title to any and all patents, patent applications, information, material, results, devices, and know-how created, generated or reduced to practice in the course of or arising from the performance of the Evaluation and related to the Materials and/or Yissum’s Background Results (as such terms are defined in the MTA Agreement) (the “Evaluation Results”) vest solely with Yissum; and

WHEREAS:	the Company has represented to Yissum that (i) the Company is experienced in the development of products in the Field similar to those to be based on the inventions that are the subject of this Agreement; and (ii) either by itself or through third parties, it has the financial capacity and the strategic commitment to facilitate the development, production, marketing, sale and distribution of such products; and

WHEREAS:	the Company is interested in the performance of research, by and under the supervision of the Researcher at the University, and is willing to finance the performance of such research in accordance with the terms of this Agreement; and

WHEREAS:	the Company wishes to obtain an exclusive license from Yissum for the development and commercialization, in the Field, of the inventions covered by the Existing Patents and the Evaluation Results; and

WHEREAS:	Yissum agrees to grant the Company such a license, all in accordance with the terms and conditions of this Agreement.

NOW THEREFORE THE PARTIES DO HEREBY AGREE AS FOLLOWS:

1.	Interpretation and Definitions

1.1.	The preamble and appendices to this Agreement constitute an integral part hereof and shall be read jointly with its terms and conditions.

1.2.	In this Agreement, unless otherwise required or indicated by the context, the singular shall include the plural and vice-versa, the masculine gender shall include the female gender, “including” or “includes” shall mean including, without limiting the generality of any description preceding such terms and the use of the term “or” shall mean “and/or” and any reference to the term “sale” shall include the sale, lease, rental, or other disposal of any Product.

1.3.	The headings of the Sections in this Agreement are for the sake of convenience only and shall not serve in the interpretation of the Agreement.

1.4.	In this Agreement, the following capitalized terms shall have the meanings appearing alongside them, unless provided otherwise:

1.4.1.	“Affiliate” shall mean any person, organization or other legal entity which controls, or is controlled by, or is under common control with, the Company. “Control” shall mean the holding fifty percent (50%) or more of (i) the equity, or (ii) the voting rights, or (iii) the right to elect or appoint directors.

1.4.2.	“Development Plan” shall mean the written plan and timetable, a copy of which is attached to this Agreement as Appendix C, for the development and the commercialization of Products, including specific development milestones, prepared by the Company and approved by Yissum pursuant to Section 5.1 below.

1.4.3.	“Development Results” shall mean the results of activities carried out by the Company or by third parties (other than the Researcher and his/her team or any other University employee) at the direction of the Company pursuant to the Development Plan, including any invention, patent or patent application, product, material, method, discovery, composition, process, technique, know-how, data, information or other result which do not form part of the Licensed Technology, and further including any governmental or regulatory filing submitted, or approval, license, registration, or authorization obtained, by the Company, an Affiliate or Sublicensee in respect of the Products, as well as any other information, data, material, results, devices and know-how arising from the performance of the Development Plan.

1.4.4.	“Field” shall mean all therapeutic uses of HU-433 molecule (as such molecule is described in the Licensed Patents), for any and all indications except for ophthalmology which may be added pursuant to Section 2.9 below.

1.4.5.	“First Commercial Sale” shall mean the first sale of a Product by the Company, an Affiliate or a Sublicensee after the receipt of any required regulatory approval to market and sell such Product. Notwithstanding the foregoing and for the avoidance of doubt, sales of Products for the purposes of clinical trials or other testing prior to a First Commercial Sale shall entitle Yissum to payment of consideration in accordance with Sections 7.2 (Royalties); 7.4 (Milestone Payments); and 7.5 (Sublicense Fee) of this Agreement, but shall not be considered a First Commercial Sale.

1.4.6.	“License” shall have the meaning set forth in Section 3.1 below.

1.4.7.	“Licensed Patents” shall mean (i) the Existing Patents, and any patent application that claims priority therefrom; as well as (ii) all divisions, continuations, continuations-in-part, re-examinations, reissues, renewals, registrations, confirmations, substitutions, or extensions, including European Supplementary Protection Certificates (“SPCs”) (within the meaning of such term under Council Regulation (EU) No. 1768/92), and/or any other similar statutory protection, and any provisional applications, national, regional, PCT or similar applications and any and all patents issuing from, and patentable inventions, methods, processes, and other subject matter disclosed or claimed in, any or all of the foregoing.

1.4.8.	“Licensed Technology” shall mean, the, the Licensed Patents, the Evaluation Results, the HU 433 Research Results, and Yissum’s interest in any Joint Patent.

1.4.9.	“Net Sales” shall mean:

(a)	the gross sales price invoiced for sales of Products by the Company, an Affiliate or Sublicensee to a third party ; or

(b)	the fair market value of non-monetary consideration received in connection with such sales; after deduction of: (i) discounts and return credits to the extent actually taken by third parties; and (ii) to the extent separately stated on purchase orders or invoices, sales and other applicable taxes, including VAT, customs, duties or other governmental charges levied on the production, sale, transportation, import or export, delivery, (but excluding income tax and the like) or paid by customers for transfer in full to applicable tax authorities; provided that such deductions shall be reasonable and directly related to the sale of Products that were awarded within the regular running of the business of the Company, Affiliate or Sublicensee. For the sake of clarity, any payment or rebate received by the Company, an Affiliate or Sublicensee from any governmental agency directly in relation to the sales shall be considered as Net Sales.

In the event of sales of Products made through a distributor, or marketing agent, where the Company, Affiliate or Sublicensee is entitled to receive from such distributor, or marketing agent, in addition to any fixed price, any further compensation for such transfer based upon the price at which the distributor or marketing agent sells Products to a third party, such further compensation, when received by the Company, Affiliate or Sublicensee from such distributor, or marketing agent, shall also be deemed “gross sales” for the purposes of this Agreement.

In the event of sales or deductions not made at “arms-length”, then for the purpose of calculation of Royalties (as defined below) to Yissum, Net Sales shall be calculated in accordance with arms-length prices for sale of Products to an independent third party purchaser and arms-length deductions, to be determined by the current market conditions, or in the absence of such conditions, according to the assessment of an independent appraiser to be selected by the Parties.

With respect to sales by the Company or its Affiliate or Sublicensee, as applicable, to any Affiliate or Sublicensee of any of the foregoing, as the case may be, the term “Net Sales” shall mean the amount received by such Affiliate or Sublicensee on resale to an independent third party after deduction of the items specified above, to the extent applicable.

1.4.10.	“Product” shall mean any product, system, device, material, method, process or service, the development, obtaining regulatory approvals (including clinical development, marketing and sales) manufacture, provision, marketing or sale of which, in whole or in part (i) uses, exploits, comprises, contains, improves upon or incorporates the Licensed Technology or the Development Results or any part thereof, or is otherwise covered thereby, or falls within the scope thereof, in whole or in part, or uses the Licensed Technology or the Development Results as a basis for subsequent modifications; or (ii) but for the License (as defined below) would infringe any claim of a Licensed Patent.

1.4.11.	“Representatives” shall mean employees, researchers, officers, agents, subcontractors, consultants, and/or any other person or entity acting on a Party’s behalf.

1.4.12.	“Research” shall mean the research to be conducted by the Researcher during the Research Period on two distinct projects as follows: (i) synthesis of the HU433 molecule (the “HU433 Research”) and (ii) a project to be determined by the Researcher, in its sole discretion that does not relate to the HU433 molecule (the “Other Research“); both pursuant to a Research Budget.

1.4.13.	“Research Budget” shall mean the budget set forth in Appendix B.

1.4.14.	“Research Period” shall mean a two (2) year period commencing from the effective Date.

1.4.15.	“HU433 Research Results” shall mean any inventions, products, materials, compounds, compositions, substances, methods, processes, techniques, know-how, data, information, discoveries and other results of whatsoever nature, discovered or occurring in the course of, or arising from, the performance of the HU433 Research that is related to the HU433 molecule, including any patent applications and patents and, information, material, results, devices or know-how arising therefrom.

1.4.16.	“Other Research Results” shall mean any inventions, products, materials, compounds, compositions, substances, methods, processes, techniques, know-how, data, information, discoveries and other results of whatsoever nature, discovered or occurring in the course of, or arising from, the performance of the Other Research that do not relate to the HU433 molecule, including any patent applications and patents and, information, material, results, devices or know-how arising therefrom.

1.4.17.	“Researcher” shall mean Professor Raphael Mechoulam, or such other person as determined and appointed from time to time by Yissum, with the written agreement of the Company, to supervise and to perform the Research, if applicable.

1.4.18.	“Royalties” shall have the meaning set forth in Section 7.2 below.

1.4.19.	“Subcontracting Agreement” shall mean (i) a bona fide subcontracting agreement with a subcontractor in which the Company must grant the subcontractor the right to make use of the Licensed Technology on behalf of the Company, and for which use the Company is required to pay or otherwise compensate the subcontractor, including, but not limited to, manufacturing or developing any of the Products (or part thereof); or (ii) a bona fide arms-length research agreement, pursuant to which an academic or research institution is engaged for the purpose of performing research, on the Company’s behalf, for the development of any of the Products (or part thereof); provided that in no event shall the consideration (if any) therefor comprise any Products; and further provided that such subcontracting agreement in (i) and (ii) above shall contain terms substantially as protective in relation to the Licensed Technology, as the terms of this Agreement; and the term “Subcontractor” shall be construed accordingly.

1.4.20.	“Sublicense” shall mean any grant by the Company or its Affiliates of any of the rights granted under this Agreement or any part thereof; including the right to develop, manufacture, market, sell or distribute the Licensed Technology or any Product, for which grant the recipient of the Sublicense is required to pay the grantor of the Sublicense (or the grantor’s related entity), excluding a Subcontracting Agreement and further excluding agreements with resellers, channels, or distributors that are operating under an agreement with Licensee or Sublicensee, or any Affiliate thereof, solely for the distribution and sale of a Product in its final form and paying fair market value for their purchase of the Product as a bona fide distributor or reseller, provided that the only license rights granted by the Licensee, Sublicensee or Affiliate, as applicable, to such reseller or distributor are distribution and sale (such distributors and resellers collectively: “Distributors”).

1.4.21.	“Sublicense Consideration” shall mean any proceeds or consideration or benefit of any kind whatsoever, whether monetary or otherwise, that the Company or an Affiliate actually receive from a Sublicensee as a result of the grant of a Sublicense or an option for a Sublicense and/or pursuant thereto, except for (i) amounts received by the Company or an Affiliate which constitute royalties based on sales by Sublicensees in respect of which the Company is required to pay Royalties to Yissum, (ii) research and development funding pursuant to a research and development plan and budget, a copy of which will be provided to Yissum at its request and provided that such funding is actually used to cover the actual cost for research and development of a Product performed under the Sublicense agreement, and (iii) any amounts received from a Sublicensee as a result of the purchase of debt or equity securities by a Sublicensee (but only with respect to the portion of payments not in excess of the market value of such securities).

1.4.22.	“Sublicense Fees” shall have the meaning set forth in Section 7.5 below.

1.4.23.	“Sublicensee” shall mean any third party to whom the Company or an Affiliate shall grant a Sublicense or an option for a Sublicense. For the sake of clarity, Sublicensee shall include any other third party (other than a Subcontractor and Distributors) to whom such rights shall be transferred or assigned, or who may assume control thereof by operation of law or otherwise, it being clarified that a change of control in the Company shall not be deemed a transfer or assignment of rights hereunder.

1.4.24.	“Territory” shall mean worldwide.

1.4.25.	“University” shall mean the Hebrew University of Jerusalem and each of its branches.

1.4.26.	“Valid Claim” shall mean (i) a claim of: (a) any issued, unexpired patent which has not been revoked or held unenforceable or invalid by a decision of a court or governmental agency of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and which has not been disclaimed, denied or admitted to be invalid or unenforceable through reexamination, reissue, disclaimer or otherwise, or (b) any patent application that has not been cancelled, rejected, withdrawn or abandoned without the possibility of appeal or re-filing. For the avoidance of doubt, the term “Valid Claim” shall include any extension of the exclusivity period under a claim of an issued patent included within the Licensed Technology through patent term extension, SPC, US Patent Term Extensions (PTEs), or any other arrangement whereby the exclusivity period of any such patent or any part thereof is extended.

2.	Research

2.1.	The Company hereby undertakes to finance performance of the Research in accordance with a Research Budget during the Research Period or any amendments thereof.

2.2.	The Research shall be conducted by and under the supervision of the Researcher and in full coordination with the Company. Should the Researcher be unable to complete the Research for any reason, Yissum shall notify the Company of the identity of a suitable replacement researcher within thirty (30) days of the Researcher being unable to complete the Research. If the Company does not object in writing to the replacement researcher on reasonable grounds within twenty (20) days of this notification, the substitute researcher shall be deemed acceptable to the Company and all provisions of this Agreement applicable to the Researcher shall apply to such substitute researcher. Alternatively, the Company shall have the right to terminate the Research, provided that (i) no monies paid to Yissum for the Research in accordance with the Research Budget and pursuant to the schedule set forth in Section 2.4 below will be refundable; (ii) the Company shall be responsible for the payment of any accrued fees and expenses due to Yissum based on work duly performed up to the date of termination and those irrevocable commitments that were part of the Research Budget and entered into by Yissum prior to having received the Company’s written notice of termination and (iii) the Company and Yissum shall not bear any liability for such termination.

2.3.	For the avoidance of doubt, should the Company wish to place its employees in the laboratories of the Researcher on any campus of the University in connection with the Research or any other aspect of this Agreement it may do so after executing a separate agreement with Yissum setting out the terms of such placement.

2.4.	As compensation to Yissum for the Research, subject to any earlier termination of the Research pursuant to Section 2.2 above, the Company shall pay Yissum the total sum seventy five thousand US Dollars ($75,000) inclusive of overhead but plus Value Added Tax as required by law, as follows: (i) twenty five thousand US Dollars (US$25,000) for the HU433 Research and (ii) fifty thousand US dollars (US$50,000) for the Other Research; payable as set forth in Appendix B.

2.5.	Yissum shall have the right of first offer but without an obligation of the Company to accept, to conduct any additional research, which may be required by the Company to develop a Product, provided that there are employees of the University competent and available to perform such additional research.

2.6.	For the avoidance of doubt, nothing herein shall prevent Yissum or the University or the Researcher from obtaining any finance or grants from other entities for non-commercial research regarding the Licensed Technology, provided that such entities may be granted with the same rights in the Licensed Technology, Research or Research Results reserved hereunder to Yissum or the University or the Researcher and provided that such rights are not prejudicial to the rights granted to the Company in this Agreement.

2.7.	Yissum shall present the Company, within sixty (60) days of a request by the Company, with a written report from the Researcher summarizing the results of the HU433 Research Results in the form reasonable requested by the Company (the “Research Report”) but in no event more than twice per year during the Research Period. The HU433 Research Results shall be automatically included in the Licensed Technology.

2.8.	The Company shall have a right of first review of the Other Research Results for a period of ninety (90) days from the completion of the Other Research (the “Review Period”). If the Company is interested in obtaining such a license, the Company shall notify Yissum, in writing, within the Review Period (the “Notice”). In the event that Yissum receives a Notice within the Review Period, the Company and Yissum shall enter negotiations in good faith in order to reach an agreement with regard to the terms of the license. In the event that: (i) the Company fails to deliver a Notice to Yissum within the Review Period; or (ii) the Company notifies Yissum in writing that it is not interested in obtaining a license; or (iii) the Company delivers a Notice to Yissum within the Review Period, but the parties do not reach and finalize an agreement within ninety (90) days from the end of the Review Period (the “Negotiations Period”), Yissum shall be entitled to commercialize or otherwise grant third parties any right or title in and to the Other Research Results according to Yissum’ sole discretion and without any further obligation to the Company.

2.9.	In addition, in the event that the Company wishes at any time as of the Effective Date for a period of 90 days thereafter (the “Option Period”) to obtain an exclusive license under the Licensed Technology for the field of ophthalmology, then it shall provide Yissum with notice in writing (prior to the end of the Option Period) and upon receipt of such notice, the Parties shall negotiate in good faith the terms of such additional license for a period of 90 days from such notice. During the Option Period and negotiations period as aforesaid, Yissum shall not solicit any offers for or grant any third party with rights that may circumvent the rights of the Company hereunder.

2.10.	Nothing contained in this Agreement shall be construed as a warranty on the part of Yissum that any results or inventions will be achieved by the Research, or that the Research Results, if any, are or will be commercially exploitable. Yissum makes no warranties whatsoever as to the commercial or scientific value of the Research Results.

2.11.	Should the Company choose, at its sole discretion, to (a) retain the services of the Researcher or any other employee of the University in connection with the Research or the License; or (b) grant any benefit, including cash payments or securities of any kind, to the Researcher or any other employee of the University, it shall do so only through a written agreement executed between the Company and Yissum. Any such agreement will require, among other things, that any intellectual property rights generated under such agreement will be governed by the terms of this Agreement.

3.	The License

3.1.	Subject to the full performance by the Company of its obligations in accordance with this Agreement and the provisions of Section 16, Yissum hereby grants the Company an exclusive license to make commercial use of the Licensed Technology, in order to develop, obtain regulatory approvals, manufacture, market, distribute or sell Products, all within the Field and the Territory only, subject to and in accordance with the terms and conditions of this Agreement (the “License”).

3.2.	Notwithstanding the provisions of Section 3.1, above, Yissum, on behalf of the University, shall retain the right (i) to make, use and practice the Licensed Technology for the University’s own research and educational purposes; and (ii) to license or otherwise convey the Licensed Technology, in whole or in part, to any third party for research or commercial applications outside the Field. In the event Yissum receive requests for the Licensed Technology from researchers at academic and/or not-for-profit research organizations for use in non-commercial research in the Field, Yissum will forward the requests to the Company, and the Company, in consultation with the Researcher, will determine whether it is willing to supply Licensed Technology for such purpose. Any such disclosure or other supply of Licensed Technology shall be made pursuant to the Company’s standard form confidentiality or material transfer agreement (as the case may be) and will acknowledge Yissum’s contribution.

4.	Term of the License

The License shall expire, if not earlier terminated pursuant to the provisions of this Agreement, on a country-by-country, Product-by-Product basis, upon the later of: (i) the date of expiration in such country of the last to expire Licensed Patent included in the Licensed Technology; (ii) the date of expiration of any exclusivity on the Product granted by a regulatory or government body in such country; or (iii) the end of a period of fifteen (15) years from the date of the First Commercial Sale in such country. Should the periods referred to in Subsections (i) or (ii) expire in a particular country prior to the period referred to in Subsection (iii), above, the license in that country or those countries shall be deemed a license to the Know-How during such post-expiration period (the “Term”).

Upon the expiration of the later of the periods set forth in Subsections (i) through (iii) above (and provided that the License has not been terminated prior thereto), the Company shall have a fully-paid non-exclusive license to the Know-How in the Field, and the Company shall have an irrevocable option to obtain an exclusive license in the Field to the Know-How by agreeing to pay Yissum [**] ([**]%) of the consideration set forth in Section 7.2 and 7.5 below, in respect of Net Sales and Sublicense Consideration received during the period of such license which shall continue for a period of five (5) years after termination of the later of the periods as referred to above and shall be renewed automatically for additional successive five (5) year periods, unless the Company or Yissum notifies the other Party in writing prior to the end of the then current five (5) year period that it does not wish the license to be renewed as aforesaid.

5.	Development and Commercialization.

5.1.	The Company undertakes, at its own expense, to use commercially reasonable efforts to carry out the development, regulatory, manufacturing and marketing work necessary to develop and commercialize Products in accordance with the Development Plan (including the Essential Development Milestones defined below) agreed by Yissum, a copy of which shall be incorporated into this Agreement as Appendix C within 45 (forty-five) days of the Effective Date, as such Development Plan may be amended, modified or replaced from time to time as determined by the Board of Directors of the Company (the “Board”), in its sole and absolute discretion, provided however that the Company shall amend any of the milestones set forth in Appendix C under the heading ‘Essential Development Milestone’ (”Essential Development Milestones”) only if the Company first receives the written approval of Yissum for the particular amendment. All terms and conditions of the License and this Agreement shall apply to the modified Development Plan and subsequent Development Results. In the event that there is no Development Plan (including the Essential Development Milestones) prepared by the Company that meets Yissum’s approval and is incorporated into this Agreement within 45 (forty-five) days of the Effective Date, then Yissum shall be entitled, at its sole discretion, to terminate without cause, with immediate effect, this Agreement and all rights of the Company hereunder, upon written notice to the Company of such termination.

5.2.	The Parties shall establish a steering committee (the “Committee”) to oversee the exercise of the License. Each Party shall be entitled to designate two (2) representatives to the Committee (the “Committee Representatives”), which shall meet at least twice per calendar year. The Committee Representatives shall be bound by the confidentiality arrangements set out in this Agreement. The Company shall consult with Yissum, via Yissum’s Committee Representatives, in respect of significant decisions related to the exercise of the License. For the avoidance of doubt, the Committee shall be a forum for the exchange of information between the Parties with respect to the foregoing matters, shall act only in an advisory capacity and shall not have decision-making powers.

The Company shall, for the period of the License, (i) provide Yissum with periodic written reports (“Development Reports”) not less than once per every six (6) months concerning all material activities undertaken in respect of the exercise of the License, (ii) keep Yissum informed on a timely basis concerning all material activities and changes to the Development Plan undertaken in respect of the exercise of the License, and (iii) at Yissum’s reasonable request, from time to time, provide Yissum with further information relating to the Company’s activities in exercise of the License. The Development Reports shall include detailed descriptions of the progress and results, if any, of: (a) the tests and trials conducted and all other actions taken by the Company pursuant to the Development Plan, and a summary of the Development Results and any other related work effected by the Company or by any Affiliate or Sub-Licensee during the six (6) month period prior to the report, (b) manufacturing, sublicensing, marketing and sales during the six (6) month period prior to the report; (c) the Company’s plans in respect of the testing, undertaking of trials or commercialization of Products for the following six (6) months; and (d) projections of sales and marketing efforts following the First Commercial Sale. Development Reports shall also set forth a general assessment regarding the achievement of any milestones; the projected – or actual – completion date of the development of a Product and the marketing thereof; as well as a description of any corporate transaction involving the Products or the Licensed Technology. If progress in respect of a Product differs from that anticipated in its Development Plan or a preceding Development Report, the Company shall explain, in its Development Report, the reason therefor and shall prepare a modified Development Plan for Yissum’s review. The Company shall also make reasonable efforts to provide Yissum with any reasonable additional data that Yissum requires to evaluate the performance of the Company hereunder.

5.3.	Upon completion of the development of any Product, the Company undertakes to perform all commercially reasonable actions necessary to maximize Net Sales of such Product on a regular and consistent basis.

5.4.	If the Company shall not meet one of the Essential Development Milestones within the timeframe set out in the Development Plan for the attainment of the said Essential Development Milestone, unless such delay is caused by (i) the requirements of a regulatory or other governmental authority; (ii) force majeure in accordance with Section 18.9, below; Yissum shall notify the Company in writing of the Company’s failure to meet its obligations of diligence and shall allow the Company one hundred and twenty (120) days to cure such failure of diligence. If, to Yissum’s reasonable satisfaction, the Company is diligently taking measures to cure such failure, Yissum may, at its sole discretion, notify the Company in writing that it is extending the period given to cure such failure by an additional period of up to sixty (60) days. The Company’s failure to cure such failure, to Yissum’s reasonable satisfaction, within the aforementioned cure period (or extended cure period) shall be a material breach of this Agreement, entitling Yissum to immediate termination under Section 16.3 below.

5.5.	The Company shall perform all its activities hereunder in accordance with all applicable laws and regulations, and shall procure the receipt of all approvals and consents necessary for the performance of its obligations hereunder.

6.	Sublicenses

6.1.	The Company shall be entitled to grant one or more Sublicenses in accordance with the applicable terms and conditions of this Agreement, including the terms and conditions of this section 6, only after obtaining Yissum’s written approval regarding the identity of the Sublicensee and the material terms of the Sublicense, such approval not to be unreasonably denied or withheld. In the event that a sublicense is a Pharmaceutical Sublicensee (as defined in Section 6.3), the prior written approval of Yissum shall not be required, provided however Yissum shall be notified in advance and in writing of the material terms of the Sublicense and any amendment thereof.

6.2.	The Company shall provide Yissum with an executed copy of any Sublicense within ten (10) days of its execution. Any material amendments to a Sublicense other than a Sublicense with a Pharmaceutical Sublicensee, shall be subject to Yissum’s prior written approval which shall not be unreasonably denied or withheld. The Company shall provide Yissum with an executed copy of such amendment to the Sublicense within ten (10) days of the execution of such amendment.

6.3.	Any Sublicense shall be dependent on the validity of the License and shall terminate upon termination of the License, provided, however, that, for each Sublicense granted to a Pharmaceutical Sublicensee, upon termination of the License with the Company, if the Pharmaceutical Sublicensee is not then in breach of its Sublicense agreement with the Company such that the Company would have the right to terminate such Sublicense, Yissum shall be obligated, at the request of such Pharmaceutical Sublicensee, to enter into a new license agreement with any Pharmaceutical Sublicensee on substantially the same terms as those contained in the respective Sublicense agreement, provided that such terms shall be amended, if necessary, to the extent required to ensure that such agreement does not impose any obligations or liabilities (i) on the Company (without derogating from any liability due to the Company’s breach or such other liabilities that survive the termination of the Agreement), or (ii) on Yissum which are not included in this Agreement, applied mutatis mutandis. “Pharmaceutical Sublicensee” shall mean a Sublicensee that is a company in the pharmaceutical industry with annual sales of at least $500,000,000 (Five Hundred Million US Dollars).

6.4.	The Company shall ensure that any Sublicense shall include material terms that require the Sublicensee to comply with the terms of this Agreement, including Section 15 below, the breach of which terms shall be a material breach resulting in termination of the Sublicense. In such an event, the Company undertakes to take all reasonable steps to enforce such terms upon the Sublicensee, including the termination of the Sublicense. In all cases, the Company shall immediately notify Yissum of any breach of the material terms of a Sublicense, and shall copy Yissum on all correspondence with regard to such breach.

Furthermore, in the context of any Sublicense, the Company will obtain an agreement from the relevant Sublicensee (i) that such Sublicensee may only use the Licensed Technology and any related information received from the Company in connection with the further development and/or commercialization of a Product pursuant to the terms of the Sublicense agreement, and will keep same confidential; and (ii) naming Yissum as a third party beneficiary with the right to directly enforce the use and confidentiality provisions described in Subsection (i) above and the reporting provisions set out in Sections 6.5 and 8.2 below.

6.5.	Without derogating from the generality of Section 6.4 above, the Company shall require each Sublicensee to provide it with regular written royalty reports that include at least the detail that the Company is required to provide pursuant to Section 8.2 below. Upon request, the Company shall provide such reports to Yissum.

6.6.	Any act or omission of the Sublicensee which is not promptly remedied by the Company or the Sublicensee and which would have constituted a breach of this Agreement by the Company had it been an act or omission of the Company, and which the Company has not made best efforts to promptly cure, including termination of the Sublicense, shall constitute a breach of this Agreement by the Company.

6.7.	For the avoidance of any doubt it is hereby declared that under no circumstance whatsoever shall a Sublicensee be entitled to assign such Sublicense or further Sublicense the License or any part thereof, provided, however, that a Pharmaceutical Sublicensee shall be entitled to sublicense its rights under such Sublicense agreement through multiple tiers to its Affiliates (through one or more tiers, provided that each tier is an Affiliate of the Pharmaceutical Sublicensee)(a “Sub-Sublicense”), without the prior written consent of Yissum; provided however that any such Sub-Sublicense shall be in compliance with the terms and conditions of this Agreement, including but not limited this Section 6.

7.	License Consideration

In consideration for the grant of the License, the Company shall pay Yissum the following consideration during the term of the License as set forth in Section 4 above:

7.1.	An irrevocable, non-creditable, and non-refundable License fee in the amount of [**], to be paid within thirty (30) days of the Effective Date, subject to receipt of proper tax invoice.

7.2.	Royalties at the rates of [**]% ([**]) of Net Sales (the “Royalties”), subject to the Royalty Reductions set forth in section 7.3.

7.3.	Royalty Reductions.

Notwithstanding the foregoing the following provisions shall apply with respect to reductions in the Royalties payments (the “Reductions”):

7.3.1.	Generic Competition: In the event that during the Term of the License (as defined in Section 4 above), there is any Competition (as defined below) with respect to a particular Product in a particular country in which such Product is being sold, and for so long as such Generic Competition persists, the royalty amount payable to Yissum for sales of such Product (only) in such country shall be reduced by [**]% ([**]).

For purposes of illustration only, if Yissum would be entitled to receive the royalty amount of [**] if not for any royalty reduction, as aforementioned, then in the event that there is Generic Competition, then Yissum will be entitled to receive the royalty amount of [**].

For the purpose of this Section 7.3.1 only “Generic Competition” shall mean, with respect to a particular Product in a particular country, when (a) one or more Generic Product(s) are being marketed in such country; and (b) there are no Valid Claims covering such Product provided, however, that for defining a Generic Product in the United States the criteria will be either having no Valid Patent Claim covering the United States or having Paragraph IV certification or regulatory exclusivity in respect of such Product, in such country.

“Generic Product” shall mean a product (a) containing an active pharmaceutical ingredient or component that is equivalent to the active ingredient or component in a particular Product being sold in a particular country; and (b) that has obtained regulatory approval by means of establishing equivalence to such Product ; and (c) that is legally marketed in such country by an entity other than the Company, its Affiliates and/or Sublicensees; and (d) that at the end of the applicable calendar year, due to the marketing and sales of the Generic Product, there is a reduction in the volume of sales of such Product in such country by the Company, its Affiliates and/or Sublicensees, in comparison to the previous calendar year, by at least 30% (thirty percent).

In the event of Generic Competition in any particular calendar year for a particular Product in a particular country, then should there be deductions from royalty payments that the Company was entitled under this Section 7.3.1 to deduct, but did not deduct due to the need to compare product sales for that calendar year and the preceding calendar year, then such deductions will be rolled over and deducted from royalty amounts payable during the first quarter of the next calendar year for sales of such Product in such country.

7.3.2.	Offset for other payments. In addition, in the event that the Company, Affiliate or Sublicensee pays to a third party amounts, whether by order by a court of competent jurisdiction, pursuant to a license agreement or otherwise, which result from such third party claiming that the utilization of the Licensed Technology in a Product infringes one or more patents or intellectual property owned by such third party that dominates the Licensed Technology, then [**]% of such amounts may be offset against any royalty owned to Yissum under this Agreement on Net Sales of such Product in such country, provided that in no event will the royalty payment made to Yissum be reduced below [**] ([**]%) of the amounts otherwise due to Yissum hereunder.

All reductions in Royalties combined, pursuant to this Section 7.3, shall, in aggregate, be capped at, and not exceed, [**]% ([**]) of the respective Royalty Rate.

7.4.	Sublicense fees at a rate of [**]% ([**]) of Sublicense Consideration.

8.	Reports and Accounting

8.1.	The Company shall give Yissum written notice of any (i) Sublicense Consideration received; and (ii) First Commercial Sale made; within thirty (30) days of the particular event.

8.2.	One (1) month after the end of each calendar quarter commencing from the earlier of (i) the First Commercial Sale; or (ii) the grant of a Sublicense or receipt of Sublicense Consideration, the Company shall furnish Yissum with a quarterly report (“Periodic Report”), certified as being correct by the chief financial officer of the Company, detailing the total sales and Net Sales effected during the preceding quarter, the total Sublicense Consideration received during the preceding quarter and the total Royalties and Sublicense Fees due to Yissum in respect of that period. Once the events set forth in Subsection (i) or (ii) above, have occurred, Periodic Reports shall be provided to Yissum whether or not Royalties and Sublicense Fees are payable for a particular calendar quarter. The Periodic Reports shall contain full particulars of all sales made by the Company, Affiliates or Sublicensees and of all Sublicense Consideration received, including a breakdown of the number and type of Products sold, discounts, returns, the country and currency in which the sales were made, invoice dates and all other data enabling the Royalties and Sublicense Fees payable to be calculated accurately.

8.3.	On the date prescribed for the submission of each Periodic Report, the Company shall pay the Royalties and Sublicense Fees due to Yissum for the reported period, against a valid invoice issued by Yissum. All payments under this Agreement shall be computed and paid in US dollars, using the appropriate foreign exchange rate reported by the Bank of Israel on the last working day of the calendar quarter in respect of which the revenues are being reported. Payment of value added tax or any other tax, charge or levy applicable to the payment to Yissum of the consideration as detailed in Section 7 above, (except income tax, which shall be borne by Yissum), shall be borne by the Company and added to each payment in accordance with the statutory rate in force at such time. All payments made to Yissum by an Israeli entity shall be made without the withholding of any taxes, provided that Yissum shall supply such Israeli entity, to the extent required, with a valid tax certificate indicating an official exemption from tax withholding (פטור מניכוי מס במקור). ). For the avoidance of doubt, if Yissum does not supply such certificate, the Israeli entity shall withhold taxes according to applicable law. All other payments to Yissum by non-Israeli entities shall be made without the withholding of any taxes. Payments may be made by check or by wire transfer to the following account:

Name of Bank: Hapoalim

Bank Key: 12

Bank’s address: 1 Hamarpe Street, Jerusalem, Israel

Branch: Jerusalem Business Branch - 436

Bank account Number: 12-436-142-155001

Swift Code: POALILIT

IBAN: IL56-0124-3600-0000-0155-001 (for payment from Europe only)

8.4.	The Company shall keep, and shall require its Affiliates and Sublicensees to keep, full and correct books of account in accordance with applicable Generally Accepted Accounting Principles as required by international accounting standards enabling the Royalties and Sublicense Fees to be calculated accurately. Starting from the first calendar year after the First Commercial Sale, or the first grant of a Sublicense, whichever occurs first, and until twenty four (24) months after the lapse of the term of the License, an annual report, authorized by a certified public accountant, shall be submitted to Yissum within ninety (90) days of the end of each calendar year, detailing Net Sales and Sublicense Consideration, Royalties and Sublicense Fees, both due and paid (the “Annual Reports”). The Annual Reports shall also include the Company’s sales and royalty forecasts for the following calendar year, if available.

The Company shall, and shall require and cause its Affiliates and Sublicensees to, retain such books of account for five (5) years after the end of each calendar year during the period of this Agreement, and, if this Agreement is terminated for any reason whatsoever, for five (5) years after the end of the calendar year in which such termination becomes effective.

8.5.	Yissum will either (i) allow the Company a credit against future Royalties or Sublicense Fees to be paid for Royalties or Sublicense Fees previously paid on account of Net Sales, as appropriate, that were reported as bad debts in the Company’s annual audited financial statements; or (ii) if such bad debts are recorded by the Company in its annual audited financial statement after the Company’s obligation to pay Royalties or Sublicense Fees has ceased, Yissum shall repay any Royalties or Sublicense Fees received on account of Net Sales that were reported as bad debts by the Company.

8.6.	Yissum shall be entitled to appoint not more than two (2) representatives who must be independent certified public accountants or such other professionals as appropriate (the “Auditors”) to inspect during normal business hours the Company’s and its Affiliates’ books of account, records and other relevant documentation to the extent relevant or necessary for the sole purpose of verifying the performance of the Company’s payment obligations under this Agreement, the calculation of amounts due to Yissum under this Agreement and of all financial information provided in the Periodic Reports, provided that Yissum shall coordinate such inspection with the Company or Affiliate (as the case may be) in advance. In addition, Yissum may require that the Company, through the Auditors, inspect during normal business hours the books of account, records and other relevant documentation of any Sublicensees, to the extent relevant or necessary for the sole purpose of verifying the performance of the Company’s payment obligations under this Agreement, the calculation of amounts due to Yissum under this Agreement and of all financial information provided in the Periodic Reports, and the Company shall cause such inspection to be performed. The Parties shall reconcile any underpayment or overpayment within thirty (30) days after the Auditors deliver the results of the audit. Any underpayment shall be subject to interest in accordance with the terms of Section 8.7 below. In the event that any inspection as aforesaid reveals any underpayment by the Company to Yissum in respect of any year of the Agreement in an amount exceeding five percent (5%) of the amount actually paid by the Company to Yissum in respect of such year, then the Company shall, in addition, pay the cost of such inspection.

8.7.	Any sum of money due Yissum which is not duly paid on time shall bear interest from the due date of payment until the actual date of payment at the rate of annual LIBOR plus three percent (3%) per annum accumulated on a monthly basis.

9.	Ownership

9.1.	All right, title and interest in and to the Licensed Technology vest and shall vest solely in Yissum, and the Company shall hold and make use of the rights granted pursuant to the License solely in accordance with the terms of this Agreement.

9.2.	All rights in the Development Results shall be solely owned by the Company, except to the extent that an employee of the University, including the Researcher, is considered an inventor of a patentable invention arising from the Development Results, in which case such invention and all patent applications and/or patents claiming such invention (“Joint Patents”) shall be owned jointly by the Company and Yissum, as appropriate, and Yissum’s share in such Joint Patents shall be automatically included in the Licensed Technology.

9.3.	Upon the execution of this Agreement, the Company shall execute the letter of assignment attached to this Agreement as Appendix D concerning its interest in any Joint Patents that will provide that such interest will be irrevocably assigned to Yissum in the event that the Company is declared bankrupt, is voluntarily or involuntarily dissolved, or otherwise ceases operations.

10.	Patents

10.1.	Within thirty (30) days of the Effective Date the Company shall reimburse Yissum for all previous documented expenses and costs relating to the registration and maintenance of the Licensed Patents listed in Appendix A (the “Historical Patent Costs”) which, as of the Effective Date, are approximately US $ 58,668 (Fifty eight thousands and six hundred and sixty eight US Dollars).

10.2.	Yissum, in close coordination and cooperation with the Company, and at the Company’s expense, shall be responsible for the filing, prosecution and maintenance of the Licensed Patents and the Joint Patents in the Territory, through Yissum’s patent counsel; provided however that the Company may elect to file, prosecute and maintain the Joint Patents through a patent counsel selected by the Company and reasonably acceptable to Yissum (the “Ongoing Patent Expenses”). Each application and every patent registration shall be made and registered in the name of Yissum or, should the law of the relevant jurisdiction so require, in the name of the relevant inventors and then assigned to Yissum, provided that any application or registration relating to the Joint Patents shall be made and registered jointly in the name of Yissum and the Company. The Company agrees to have Yissum’s patent counsel directly bill the Company for such expenses and shall directly pay such bills in accordance with patent counsel’s directions.

10.3.	Notwithstanding Sections 10.1 and 10.2 above, should Yissum grant a third party a license to some or all of the Licensed Patents outside the Field (a “Third Party License”), then, the Company’s reimbursement obligation shall be reduced to a percentage of the Historical Patent Costs and Ongoing Patent Expenses going forward equal to the fraction 1/n+1, where “n” is the number of third parties to which a Third Party License has been granted (the “Reduced Percentage”). The Reduced Percentage shall be payable for so long as at least one such Third Party License remains in effect. In addition, following the grant of a Third Party License, the Company shall be entitled to credit for any Ongoing Patent Expenses and Historical Patent Costs that were previously paid by the Company in excess of the amount that would have been payable by the Company in accordance with the Reduced Percentage, such credit to be applied upon Yissum’s receipt of the payments from the third party licensee and shall be applied against future payments of the Ongoing Patent Expenses and Historical Patent Costs that become due pursuant to this Agreement, for so long as such Third Party License remains in effect and Yissum receives payments from the third party licensee. By way of illustration only: (a) upon the grant of the first Third Party License by Yissum, the Company’s reimbursement obligation shall be reduced to 50% of the Ongoing Patent Expenses going forward, and the Company shall be entitled to a reimbursement equal to 50% of the Ongoing Patent Expenses and Historical Patent Costs already paid by the Company up to such date.

10.4.	The Company undertakes and warrants that no amounts utilized by the Company for such payment of Ongoing Patent Expenses or for the reimbursement of Yissum’s past documented expenses and costs relating to the registration and maintenance of the Licensed Patents listed in Appendix A will be (i) funding provided by the Israeli Innovation Authority (formerly known as the Office of the Chief Scientist) at the Israeli Ministry of Economics (the “OCS”); (ii) funding that is earmarked as supplementary funding (“mimun mashlim”) for an OCS approved project; or funding provided to the Company from any other governmental or regulatory institution of the State of Israel.

10.5.	Notwithstanding the foregoing in Section 10.2, above, upon the execution of this Agreement, the Company shall deposit with Yissum the amount of $5,000 to secure the payment of the Ongoing Patent Expenses (the “Expense Deposit”). Should the Company fail to pay any amounts due in connection with the Ongoing Patent Expenses within thirty (30) days following receipt of Yissum’s written request accompanied by a detailed account, Yissum shall be entitled to pay the unpaid expenses from the Expense Deposit. In the event that Yissum utilizes some or all of the Expense Deposit as set forth in this Section, it shall so notify the Company in writing. The Company shall be obligated to deposit with Yissum an amount equal to the difference between $5,000 and the balance in the Expense Deposit within thirty (30) days of its receipt of Yissum’s notice. Upon termination or expiration of this Agreement, Yissum shall return to the Company the nominal amount of any remaining Expense Deposit that will not be required to cover Ongoing Patent Expenses for the period up until such termination or expiration.

10.6.	Subject to the above, the Parties shall consult and make every effort to reach agreement in all respects relating to the manner of making applications for and registering the patents, including the time of making the applications, the countries where applications will be made and all other particulars relating to the registration and maintenance of the Licensed Patents. In the case of a disagreement between the Parties, the recommendations of the Patent Counsel handling the particular Licensed Patent shall be followed.

10.7.	The Parties shall assist each other in all respects relating to the preparation of documents for the registration of any patent or any patent-related right upon the request of the other Party. Both Parties shall take all appropriate action in order to assist the other to extend the duration of a Licensed Patent or obtain any other extension obtainable under law, to maximize the cost-effective scope of the protection afforded by the Licensed Patents.

10.8.	In the event that the Company is approached by a patent examiner or attorney in connection with any matter that is the subject matter of this Agreement, it shall give Yissum immediate notice of such approach. The Company shall only reply to such approaches after consultation with Yissum and subject to its consent, such consent not to be unreasonably withheld or delayed.

10.9.	The Company, shall mark, and shall cause its Affiliates and Sublicensees to mark, all Products covered by one or more of the Licensed Patents with patent numbers (or the legend “patent pending”) applicable to such Product. The Company shall take all reasonable action on its part to ensure that its Sublicensee complies with the provisions of this Section.

If at any time during the term of this Agreement the Company decides that it is undesirable, as to one or more countries, to file, prosecute or maintain any patents or patent applications within the Licensed Patents, it shall give at least ninety (90) days written notice thereof to Yissum, and upon the expiration of the ninety (90) day notice period (or such longer period specified in the Company’s notice) the Company shall be released from its obligations to bear the expenses to be incurred thereafter as to such patent(s) or patent application(s). As of such time, such patent(s) or application(s) shall be removed from the Licensed Technology and Yissum shall be free to grant rights in and to such patent(s) or patent application(s) in such countries to third parties, without further notice or obligation to the Company, and the Company shall have no rights whatsoever to exploit such patent(s) or patent application(s) or with respect to such abandoned jurisdiction only, the Know-How related thereto). Notwithstanding the foregoing, the Company shall be required to bear the costs and expenses for filing, prosecuting and maintaining the Licensed Patents in at least the following jurisdictions: the United States, Israel, Japan, China, India, the United Kingdom, Germany, France, Italy and Spain (the “Required Jurisdictions”). Should the Company fail to do so in any one of the Required Jurisdictions, and such default is not cured within thirty (30) business days from the date notice of such failure is given to the Company by Yissum, Yissum shall be entitled to terminate this Agreement without any further notice and without any need to compensate the Company in any manner.

10.10.	The foregoing does not constitute an obligation, representation or warranty, express or implied, on the part of Yissum that any patent or patent registration application will indeed be made or registered or be registerable in respect of the Licensed Technology or any part thereof, nor shall it constitute an obligation, representation, or warranty, express or implied, on the part of Yissum that a registered patent will be valid or afford any protection. For the avoidance of doubt, nothing in this Agreement constitutes an obligation, representation or warranty, express or implied, on the part of Yissum regarding the validity of or the protection afforded by any of the patents or patent registration applications detailed in Appendix A or regarding the commercial exploitability or any other value of the Licensed Technology or that the Licensed Technology will not infringe the rights of any third party.

11.	Patent Rights Protection

11.1.	The Company and Yissum shall each inform the other promptly in writing of any alleged infringements by a third party of the Licensed Patents in the Territory, together with any available written evidence of such alleged infringement.

11.2.	To the extent permitted by applicable law, if the Company, its Affiliate or any Sublicensee makes (directly or indirectly), any assertion, application or claim, or initiates or supports (directly or indirectly) any action or proceeding, that challenges the validity, enforceability or scope of any of the Licensed Patents (“Challenge Proceeding”), Yissum will have the right, at any time following the commencement of the Challenge Proceeding, to terminate this Agreement and the Royalty rates specified in this Agreement will be tripled with respect to Net Sales of Products that are sold, leased or otherwise transferred during the course of such Challenge Proceeding, and the percentage due to Yissum in respect of Sublicense Consideration will be tripled with respect to Sublicense Consideration during such period. If the outcome of such Challenge Proceeding is a determination in favor of Yissum, (a) the Royalty rate with respect to Net Sales of Products and the percentage due to Yissum with respect to Sublicense Consideration will remain at such triple rate as aforesaid; and (b) Company will reimburse Yissum for all expenses incurred by Yissum (including reasonable attorneys’ fees and court costs) in connection with such Challenge Proceeding. If the outcome of such Challenge Proceeding is a determination in favor of Company, Company will have no right to recoup any Royalties or Sublicense Fees paid before or during the course of such Challenge Proceeding.

11.3.	The Company, its Affiliate or Sublicensee shall have the first right in its own name and at its own expense to initiate any legal action and enforce the Licensed Patents against any infringement of such Licensed Patents in the Field.

In the event of an infringement of the Licensed Patents which is both in the Field and outside the Field, Yissum shall decide which of its licensees shall be entitled to lead the legal action after consulting with the Company and giving reasonable consideration to the views of the Company in making such decision. In the event that Yissum decides that another licensee shall be entitled to lead the legal action, Yissum shall require such lead licensee to keep the Company reasonably apprised of all developments in the action and shall provide the Company with information and copies of all documents directly relevant to the proceedings, including, all documents filed with the courts by the parties to the legal action(s), and shall seek the Company’s input on any substantive submissions or positions taken in the litigation that may adversely affect the Company and/or the License, it being agreed further that the grant of any rights and/or license to the infringing party that adversely affects the License shall be subject to the prior written consent of the Company, such consent not to be unreasonably delayed, denied or conditioned.

Before the Company, its Affiliate or its Sublicensee commences an action with respect to any infringement, the Company shall give careful consideration to the views of Yissum in making its decision whether or not to initiate any legal action and, if relevant, make these views known to its Affiliate or Sublicensee. The Company shall, or, if relevant, shall ensure that its Affiliate or Sublicensee shall, continuously keep Yissum apprised of all developments in the action and shall continuously provide Yissum with full information and copies of all documents relevant to the proceedings, including, all documents filed with the courts by the parties to the legal action(s) and all correspondence with the other parties to the proceedings, and shall seek Yissum’s input and approval on any substantive submissions or positions taken in the litigation regarding the scope, validity or enforceability of the Licensed Patents.

If Yissum shall determine that the legal actions taken by the Company may adversely affect Yissum’s rights hereunder, Yissum shall be entitled to appoint its own counsel at its own expense to represent it in such litigation; provided however that if the views of Yissum were not taken into consideration, as provided above, the Company shall reimburse Yissum for its reasonable expenses for such legal representation.

If the Company, its Affiliate or its Sublicensee elects to commence an action as described above and Yissum is a legally indispensable party to such action (being the registered owner of the infringed patent rights), Yissum, at the Company’s expense, may be joined as a co-plaintiff, provided that all the following conditions shall be fulfilled:

(a) the Company shall continuously provide Yissum with full information and copies of all documents relevant to the proceedings, including, all documents filed with the courts by the parties to the legal action(s) and all correspondence with the other parties to the proceedings, as well as all drafts of written submissions relating to such legal action that are sent to the Company for review, and all Yissum’s comments in respect thereof will be taken into account;

(b) any out of pocket expenses incurred by the Company or Yissum in connection with such action(s), including all legal and litigation related fees and expenses, all out of pocket expenses for external assistance required to comply with any discovery or other motions and any costs or amounts awarded to the counterparties in such action(s) shall be borne by the Company;

(c) if Yissum shall determine that a conflict of interest exists between the Company and Yissum, Yissum shall be entitled, at its own expense, to appoint its own counsel to represent it in such litigation and the Company shall make best efforts to ensure that such counsel chosen by Yissum is fully informed and receives all material necessary to adequately participate in such action; and

(d) the Company shall bear all costs, expenses and awards incurred by or awarded against Yissum, with respect to any action filed against Yissum alleging that an action initiated by the Company pursuant to the terms of this Section 11 was anticompetitive, malicious, or otherwise brought for an improper purpose, whether by a counterparty to such aforementioned action or by any third party.

If Yissum is not required by law to be joined as a co-plaintiff, Yissum, to the extent permitted by law, and at its own cost, may elect to join the action as a co-plaintiff at its own initiative and shall jointly control the action with the Company, its Affiliate or its Sublicensee. Irrespective of whether Yissum joins any such action as described above it shall provide reasonable cooperation to the Company, its Affiliate or its Sublicensee. The Company shall reimburse Yissum for any costs it incurs as part of an action brought pursuant to this Section where Yissum has not elected to join the action as a co-plaintiff at its own initiative.

11.4.	If the Company, its Affiliate or its Sublicensee does not bring an action against an alleged infringer pursuant to Section 11.3, above, or has not commenced negotiations with said infringer for discontinuance of said infringement within one hundred and eighty (180) days after learning of said infringement, Yissum shall have the right, but not the obligation, to bring an action for such infringement at its own expense, and retain all proceeds from such action. In the event that Yissum has decided to bring an action for such infringement, the Company shall provide Yissum with any assistance reasonably required by Yissum with respect to such action. If the Company has commenced negotiations with said infringer for the discontinuance of said infringement within such one hundred and eighty (180) day period, the Company shall have an additional period of ninety (90) days from the end of the first one hundred and eighty (180) day period to conclude its negotiations before Yissum may bring an action for said infringement.

11.5.	No settlement, consent judgment or other voluntary disposition of an infringement suit may be entered without the consent of Yissum, which consent shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt and notwithstanding anything to the contrary herein, should Yissum bring an action as set forth in Section 11.4 above, it shall have the right to settle such action by licensing the Licensed Technology, or part of it, to the alleged infringer.

11.6.	Any award or settlement payment resulting from an action initiated by the Company pursuant to this Section 11 shall be utilized, first to effect reimbursement of documented out-of-pocket expenses incurred by both Parties in relation to such legal action, and thereafter shall be paid to the Company and shall be deemed Sublicense Consideration received under this Agreement, in respect of which Sublicense Fees shall be due to Yissum.

11.7.	If either Party commences an action and then decides to abandon it, such Party will give timely notice to the other Party. The other Party may continue the prosecution of the suit after both Parties agree on the sharing of expenses.

11.8.	The Company shall use its best efforts at its own expense to defend any action, claim or demand made by any entity against the Company or Yissum in connection with rights in the Licensed Technology. Each Party shall notify the other immediately upon learning of any such action, claim or demand as aforesaid

12.	Confidentiality

12.1.	For the purposes of this Agreement (i) “Yissum Confidential Information” means this Agreement and the terms hereof and any and all reports, details, data, formulations, solutions, designs, and inventions and other information disclosed to the Company or any of its Representatives by Yissum or any of Yissum’s Representatives in connection with the Licensed Technology, Yissum, the University, the Researcher and other Representatives of Yissum and/or the University, whether in written, oral, electronic or any other form, except and to the extent that that any such information: (a) was known to the Company at the time it was disclosed, other than by previous disclosure by or on behalf of Yissum, as evidenced by the Company’s written records at the time of disclosure; (b) is in the public domain at the time of disclosure or becomes part of the public domain thereafter other than as a result of a violation by the Company or any of its Representatives of the confidentiality obligations herein; (c) is lawfully and in good faith made available to the Company by a third party who is not subject to obligations of confidentiality with respect to such information; or (d) is independently developed by the Company without the use of Yissum Confidential Information, as demonstrated by documentary evidence; and (ii) “Company Confidential Information” means this Agreement and the terms hereof and any and all reports, details, data, formulations, solutions, designs, and inventions and other information disclosed by or on behalf of the Company or any of the Company’s Representatives under this Agreement, whether in written, oral, electronic or any other form, except and to the extent that any such information: (a) was known to Yissum or the University at the time it was disclosed, other than by previous disclosure by or on behalf of the Company, as evidenced by Yissum’s or the University’s written records at the time of disclosure; (b) is in the public domain at the time of disclosure or becomes part of the public domain thereafter other than as a result of a violation by Yissum or its Representatives of the confidentiality obligations herein; (c) is lawfully and in good faith made available to Yissum or the University by a third party who is not subject to obligations of confidentiality with respect to such information; or (d) is independently developed by Yissum or the University without the use of the Company Confidential Information, as demonstrated by documentary evidence.

12.2.	Yissum Confidential Information. The Company undertakes that during the term of this Agreement and for a period of five (5) years subsequent thereto, it shall maintain full and absolute confidentiality of and shall not use the Yissum Confidential Information other than for the purposes of this Agreement. Except as otherwise set forth herein, the Company undertakes not to convey or disclose any of the Yissum Confidential Information to any third party without the prior written permission of Yissum. The Company shall be liable for its officers or employees or other Representatives maintaining absolute confidentiality of and not using or disclosing the Yissum Confidential Information except as expressly provided herein. The Company shall treat such Yissum Confidential Information with the same degree of care and confidentiality that it maintains or protect its own confidential information, but in any event, no less than a reasonable degree of care and confidentiality.

12.3.	Notwithstanding the foregoing, the Company may only disclose the Yissum Confidential Information:

(a)	to those of its Representatives who have a “need to know” such information as necessary for the exercise of its rights and/or performance of its obligations hereunder, provided that such Representatives are legally bound by agreements which impose similar confidentiality and non-use obligations to those set out in this Agreement. The Company shall be responsible for ensuring that its Representatives abide by such undertakings of confidentiality; and

(b)	to any potential third party investor, including, any government, public foundation and/or private foundation, commercial partners or potential Sublicensees, in connection with seeking potential funding for the Company or the entering into a commercial collaboration or a Sublicense, provided that such potential third party has executed a confidentiality and non-use agreement which imposes similar obligations to those set out in this Agreement; and

(c)	to any competent authority for the purposes of obtaining any approvals or permissions required for the exercise of the License and/or the implementation of this Agreement, or in the fulfillment of a legal duty owed to such competent authority (including a duty to make regulatory filings or to comply with any other reporting requirements); and

(d)	to the extent required to be disclosed under any law, rule, regulation, court, or order of any competent authority (including any Stock Exchange), provided that, to the extent permissible, the Company promptly notifies Yissum thereof in order to enable Yissum to seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information (with the Company’s assistance, if necessary), and such disclosure shall be made to the minimum extent required.

12.4.	The Company Confidential Information. Yissum undertakes that during the term of this Agreement and for a period of five (5) years subsequent thereto, it shall maintain in confidence, and shall not use the Company Confidential Information other than for the purposes of this Agreement. Yissum undertakes not to convey or disclose any of the Company Confidential Information to any third party without the prior written permission of the Company. Yissum shall treat such Company Confidential Information with the same degree of care and confidentiality it maintains and protects its own confidential information, but in any event, no less than a reasonable degree of care and confidentiality.

12.5.	Notwithstanding the foregoing, Yissum may only disclose the Company Confidential Information:

(a)	to the University and to those of the Representatives of Yissum and/or the University who have a “need to know” such information as necessary for the exercise of Yissum’s rights and/or performance of Yissum’s obligations hereunder, provided that such Representatives are legally bound by agreements which impose similar confidentiality and non-use obligations to those set out in this Agreement; and

(b)	to any competent authority in connection with the filing and prosecution of patent applications relating to the Licensed Technology, or in the fulfillment of a legal duty owed to any competent authority; and

(c)	to the extent required to be disclosed under any law, rule, regulation, court, or order of any competent authority, provided that Yissum promptly notifies the Company thereof in order to enable the Company to seek an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such information (with Yissum’s assistance, if necessary), and such disclosure shall be made to the minimum extent required.

12.6.	Each Party shall be responsible and liable to the other Party for any breach by its Representatives, Affiliates, Subcontractors, Sublicensees and investors of the undertakings of confidentiality set forth in this Section 12 as if such breach were a breach by the Party itself.

12.7.	Without prejudice to the foregoing, the Company shall not mention the name of the University, Yissum or the Researcher, unless required by law, in any manner or for any purpose in connection with this Agreement, the subject of the Research or any matter relating to the Licensed Technology, without obtaining the prior written consent of Yissum, which will not be unreasonably withheld or delayed. Notwithstanding the foregoing, the mere statement of the fact that the Company is a party to, or that the Licensed Technology is subject to, this Agreement, shall not be deemed a prohibited disclosure hereunder.

12.8.	Neither Party shall issue any press release or other media statement regarding the execution, existence or terms of this Agreement or any developments of the Licensed Technology without the prior written approval of the other Party.

12.9.	The provisions of this Section shall be subject to permitted publications pursuant to Section 13 below.

13.	Publications

13.1.	Yissum shall ensure that no publications in writing, in scientific journals or orally at scientific conventions relating to the Licensed Technology, the Development Plan, the Development Results or the Product, which are subject to the terms and conditions of this Agreement, are published by it or the Researcher, without first seeking the consent of the Company.

13.2.	The Company undertakes to reply to any such request for publication by Yissum within thirty (30) days of its receipt of a request in connection with the publication of articles in scientific journals, and within fourteen (14) days of its receipt of a request in connection with article abstracts. The Company may only decline such a request upon reasonable grounds, which shall be fully detailed in writing, requiring the postponement of such publication because it contains patentable subject matter for which patent protection should be sought, or the removal of any Company Confidential Information.

13.3.	Should the Company decide to object to publication as provided in sub-Section 13.2, the publication shall be postponed for a period of not more than ninety (90) days from the date the publication was sent to the Company, to enable the filing of an appropriate patent application, or until the removal of the Company Confidential Information as requested by the Company. Thereafter, the publication will automatically be permitted.

13.4.	The provisions of this Section 13 shall not prejudice any other right which Yissum has pursuant to this Agreement or at law.

13.5.	For the avoidance of doubt, the prohibitions with respect to disclosure and publication set out in Sections 12 and 13 shall not apply to internal research and educational activities at the University for the Researcher and University employees provided that such persons are subject to written obligations of confidentiality substantially similar to those set forth in Section 12.

14.	Representations by Yissum

14.1.	This Agreement has been duly authorized by all necessary corporate action of Yissum and is a valid and binding corporate obligation of Yissum enforceable against it in accordance with its terms.

14.2.	At the Effective Date, all right, title and interest in and to the Licensed Technology is owned by Yissum and neither Yissum, the Researcher nor any other person then acting on the behalf of either of them is licensing or granting any rights which contradict the License rights set forth in this Agreement to any person, or agreed to license to any person, the Licensed Technology in the Field.

14.3.	To the knowledge of Yissum, at the Effective Date, Yissum has not received any written notice that any action or proceeding related to the Licensed Technology has been initiated or threatened against the University, Yissum and/or the Researcher, before any court, arbitration board or tribunal or administrative or other governmental agency, including by way of any letter of demand, legal suit or proceeding contesting the ownership of the Licensed Patents or the validity of the Licensed Patents, or claiming that the practice of the Licensed Patents or the Licensed Technology would infringe the rights of such third party.

15.	Liability and Indemnity

15.1.	TO THE EXTENT PERMITTED BY THE APPLICABLE LAW, EXCEPT AS EXPLICITLY SET OUT HEREIN, YISSUM MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE LICENSED TECHNOLOGY. IN PARTICULAR, YISSUM MAKES NO EXPRESS OR IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, NOR DOES YISSUM REPRESENTS, WARRANTS OR GUARANTEES THAT THE USE OF THE LICENSED TECHNOLOGY WILL NOT INFRINGE ANY PATENT, COPYRIGHT, TRADEMARK OR OTHER RIGHTS OF ANY THIRD PARTY. IN ADDITION, NOTHING IN THIS AGREEMENT MAY BE DEEMED A REPRESENTATION OR WARRANTY BY YISSUM AS TO THE VALIDITY OF ANY OF THE LICENSED PATENTS OR THEIR REGISTRABILITY OR OF THE ACCURACY, SAFETY, EFFICACY, OR USEFULNESS, FOR ANY PURPOSE, OF THE LICENSED TECHNOLOGY. YISSUM HAS NO OBLIGATION, EXPRESS OR IMPLIED, TO SUPERVISE, MONITOR, REVIEW OR OTHERWISE ASSUME RESPONSIBILITY FOR THE PRODUCTION, MANUFACTURE, TESTING, MARKETING OR SALE OF ANY PRODUCT. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NEITHER YISSUM NOR THE RESEARCHER, NOR THE UNIVERSITY, NOR THE REPRESENTATIVES OF YISSUM AND/OR OF THE UNIVERSITY SHALL HAVE ANY LIABILITY WHATSOEVER TO THE COMPANY OR TO ANY THIRD PARTY FOR OR ON ACCOUNT OF ANY INJURY, LOSS, OR DAMAGE, OF ANY KIND OR NATURE WHETHER DIRECT OR INDIRECT, SUSTAINED BY THE COMPANY OR BY ANY THIRD PARTY, FOR ANY DAMAGE ASSESSED OR ASSERTED AGAINST THE COMPANY, OR FOR ANY OTHER LIABILITY INCURRED BY OR IMPOSED UPON THE COMPANY OR ANY OTHER PERSON OR ENTITY, DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH OR RESULTING FROM THIS AGREEMENT AND/OR THE EXERCISE OF THE LICENSE, INCLUDING, (i) THE PRODUCTION, MANUFACTURE, USE, PRACTICE, LEASE, OR SALE OF ANY PRODUCT; (ii) THE USE OF THE LICENSED TECHNOLOGY; OR (iii) ANY ADVERTISING OR OTHER PROMOTIONAL ACTIVITIES WITH RESPECT TO ANY OF THE FOREGOING.

15.2.	EXCPET WITH RESPECT TO CLAIMS BY ANY THIRD PARTY FOR WHICH COMPANY IS OBLIGATED TO INDEMNIFY YISSUM UNDER SECTION 15.4 OR IN THE EVENT OF USE OF THE LICENSED TECHNOLOGY IN BREACH OF THIS AGREEMENT, IN NO EVENT SHALL EITHER PARTY, OR THE REPRESENTATIVES OF SUCH PARTY BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES OR TO ANY THIRD PARTY FOR ANY CONSEQUENTIAL, INCIDENTAL, INDIRECT, SPECIAL, PUNITIVE OR EXEMPLARY DAMAGES (INCLUDING, LOST PROFITS, BUSINESS OR GOODWILL) SUFFERED OR INCURRED BY THE OTHER PARTY OR ANY OF ITS AFFILIATES OR ANY THIRD PARTY, WHETHER BASED UPON A CLAIM OR ACTION OF CONTRACT, WARRANTY, NEGLIGENCE OR TORT, OR OTHERWISE, ARISING OUT OF THIS AGREEMENT.

15.3.	The Company shall be liable for any loss, injury or damage whatsoever caused directly or indirectly to or suffered by its employees or any Representatives of Yissum or the University (including the Researcher and his/her team), or to any third party by reason of the Company’s acts or omissions pursuant to this Agreement or by reason of any use made by the Company, its Representatives, Affiliates, Subcontractors, and the Sublicensees and their respective business associates and customers of the Licensed Technology, the Development Results or any Product or exercise of the License, except to the extent such loss, injury or damage results directly from an uncured material breach of Yissum’s obligations or representations hereunder.

15.4.	The Company undertakes to compensate, indemnify, defend and hold harmless Yissum, the University, and any of their respective Representatives (including the Researcher and his/her team) (herein referred to jointly and severally as “Indemnitees”) from and against any claim, investigation or liability including, product liability, damage, loss, costs and expenses, including legal costs, attorneys’ fees and litigation expenses, incurred by or imposed upon the Indemnitees by reason of any acts or omissions of the Company, its Representatives, Affiliates, Subcontractors, and the Sublicensees, or which derive from the development, manufacture, marketing, sale, use or other exploitation, or sublicensing (as applicable) of any Product, or Licensed Technology, or the exercise of the License unless such loss, injury or damage resulting directly uncured material breach of obligations or representations hereunder of an Indemnitee.

The Company shall ensure that its Sublicensees shall provide undertakings of indemnification which shall also be given also in favor of, and shall be actionable by Yissum, the University and any director, officer or employee of Yissum or of the University, and by the Researcher.

15.5.	The Company shall procure and maintain, at its sole cost and expense, policies of comprehensive general liability insurance in amounts not less than (i) $2,000,000 per incident and $2,000,000 annual aggregate, commencing as of the date and for such period that any Product is being tested in clinical trials by the Company, its Affiliate or Sublicensee prior to commercial sale; and (ii) $4,000,000 per incident and $4,000,000 annual aggregate during the period that any Product is being commercially distributed or sold Company, its Affiliate or Sublicensee. Such policy shall name the Indemnitees as additional insureds. The policy or policies so issued shall include a “cross-liability” provision pursuant to which the insurance is deemed to be separate insurance for each named insured (without right of subrogation as against any of the insured under the policy, or any of their representatives, employees, officers, directors or anyone in their name). Such comprehensive general liability insurance shall provide (i) product liability coverage and (ii) broad form contractual liability coverage for the Company’s indemnification obligations under this Section 15. If the Company elects to self-insure all or part of the limits described above (including deductibles or retentions which are in excess of a $250,000 annual aggregate), such self-insurance program shall include assets or reserves which have been actuarially determined for the liabilities associated with this Agreement and must be reasonably acceptable to Yissum.

The minimum amounts of insurance coverage required above shall not be construed to create a limit of the Company’s liability with respect to its indemnification obligations under this Section 15.

15.6.	The Company shall provide Yissum with written evidence of such insurance upon request. The Company shall provide Yissum with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance. If the Company does not obtain replacement insurance providing comparable coverage within such fifteen (15) day period, Yissum shall have the right to terminate this Agreement effective at the end of such fifteen (15) day period without notice or any additional waiting periods.

15.7.	The Company shall maintain, at its own expense, liability insurance as set forth in Section 15 above, beyond the expiration or termination of this Agreement as long as a Product relating to or developed pursuant to this Agreement is being commercially distributed or sold by the Company, an Affiliate or a Sublicensee, and thereafter as required by applicable laws.

16.	Termination of the Agreement

16.1.	Unless otherwise agreed by the Parties in writing, this Agreement shall terminate upon the occurrence of the later of the following: (i) the date of the expiry of the Term pursuant to Section 4 above; or (ii) if the Company elects to obtain an exclusive license to the Know-How pursuant to Section 4 above - the date of expiry of the period of such exclusive license.

16.2.	Without prejudice to the Parties’ rights pursuant to this Agreement or at law, either Party may terminate this Agreement by written notice to the other in any of the following cases:

16.2.1.	immediately upon such written notice, if: (i) the other Party passes a resolution for voluntary winding up or a winding up application is made against it and not set aside or suspended within ninety (90) days; or (ii) a receiver or liquidator is appointed for the other Party and has not been removed within ninety (90) days; or (iii) the other Party enters into winding up or insolvency or bankruptcy proceedings which have not been set aside or suspended within ninety (90) days.

Each of the Parties undertakes to notify the other within seven (7) days if any of the abovementioned events occur; or

16.2.2.	upon breach of this Agreement, where such breach has not been remedied within thirty (30) days from the breaching Party’s receipt of written notice from the non-breaching Party requiring such remedy.

16.2.3.	The Company shall be entitled to terminate this Agreement for convenience upon ninety (90) days prior written notice provided that immediately on or before the date of such termination the Company ceases or terminates on a world-wide basis: (a) all exploitation and use of the technology covered by or claimed in the Licensed Technology, whether by the Company, an Affiliate, a Sublicensee, or any contractor, distributor, reseller or agent and (b) all marketing and sales of all Products.

16.2.4.	Yissum, at its sole discretion, shall be entitled to terminate this Agreement, without cause, with immediate effect, upon written notice to the Company in the event that a Development Plan (including the Essential Development Milestones) prepared by the Company and meeting Yissum’s approval, has not been incorporated into this Agreement within 45 (forty-five) days of the Effective Date as set out in Section 5.1 above.

16.3.	In addition to the above, and without prejudice to Yissum’s rights pursuant to this Agreement or at law, Yissum shall be entitled to terminate this Agreement immediately upon written notice to the Company in the following circumstances:

16.3.1.	failure or a delay of more than one hundred and twenty (120) days, or such extended period as provided in Section 5.4 above, in meeting the Essential Development Milestones as provided in Section 5 above;

16.3.2.	if an attachment is made over the majority of the Company’s assets or if execution proceedings are taken against the Company and the same are not set aside within sixty (60) days of the date the attachment is made or the execution proceedings are taken or the Company seeks protection under any laws or regulations, the effect of which is to suspend or impair the rights of any or all of its creditors, or to impose a moratorium on such creditors and such act is not cancelled within sixty (60) days of the performance thereof; or

16.3.3.	if the Company, its Affiliate or a Sublicensee initiates, supports or makes a Challenge Proceeding as detailed in Section 11.2 above.

16.4.	Upon termination of this Agreement for any reason (including termination for convenience and termination without cause), other than the expiration of its term, the License shall terminate, the Licensed Technology and all rights included therein shall revert to Yissum, and Yissum shall be free to enter into agreements with any other third parties for the granting of a license or to deal in any other manner with such right as it shall see fit at its sole discretion.

The Company shall return or transfer to Yissum, within fourteen (14) days of termination of the License, all material, in soft or hard copy, provided by Yissum or Yissum’s Representatives and relating to the Licensed Technology or Products connected with the License, and it may not make any further use thereof. In case of termination as set out herein the Company will not be entitled to any reimbursement of any amount paid to Yissum under this Agreement. Yissum shall be entitled to conduct an audit in order to ascertain compliance with this provision and the Company agrees to allow access to Yissum or its representatives for this purpose.

16.5.	The Company will prepare and present all regulatory filings necessary or appropriate in any country and will obtain and maintain any regulatory approval required to market Products in any such country, at all its own expense. Company will solely own all right, title and interest in and to all such regulatory approvals and filings; provided, however, that (1) Company will provide copies thereof to Yissum on an on-going basis; and (2) without derogating from Company’s assignment undertaking in this Section 16.5 below, upon termination of the License (in whole or in part) for any reason other than due to an uncured breach by Yissum (as set forth in Section16.2.2 above), Company agrees that Yissum shall have the right, on its own or via third parties, to reference, cross-reference, review, have access to, incorporate and use all documents and other materials filed by or on behalf of Company and its Affiliates with any regulatory authority in furtherance of applications for regulatory approval in the relevant country with respect to Products.

Upon the termination of the Agreement for any reason (including termination for convenience and termination without cause), other than the expiration of its term or due to an uncured breach by Yissum (as set forth in Section 15.2.2 above), the Company shall transfer and assign to Yissum all of the Development Results and any information and documents, in whatever form, relating thereto, including any data, results, regulatory information (including applications, registrations, licenses, authorizations, approvals and all clinical studies, tests, and manufacturing batch records relating to a Product, and all data contained in any of the foregoing) and files that relate to the Licensed Technology or the Product(s), with the exclusion of Development Results which are directly applicable to other products of the Company (the “Excluded Development Results”) or intellectual property of the Company existing prior to the Effective Date or developed independently of this Agreement (collectively, the “Assigned Development Results”); provided however that Yissum shall have a non-exclusive, worldwide, royalty free, limited in purpose license to use the Excluded Development Results for the sole purpose of demonstrating the feasibility of the Licensed Technology in the re-commercialization of the Licensed Technology to other third parties, and subject to such third parties being bound to confidentiality provisions regarding such Excluded Development Results. The Company shall fully cooperate with Yissum to effect such transfer and assignment and shall execute any document and perform any acts required to do so.

Without derogating from the force and effect of the foregoing assignment undertaking, the Parties acknowledge and agree that if under applicable law the aforesaid assignment undertaking will not be fully enforceable, then the part (if any) of such undertaking which is enforceable shall remain in full force and effect, and the part (or whole) which is not enforceable shall be automatically replaced with an irrevocable grant by the Company to Yissum, binding upon all of the Company’s acquirers, successors and assignees, of an unrestricted, perpetual, irrevocable, worldwide, royalty-free, license to use, exploit, transfer and sublicense (on a multi-tier basis) the Assigned Development Results, for any and all purposes and uses. To the extent permitted by applicable law, such license will be exclusive, provided, however, that the foregoing assignment shall be subject to any conditions preventing or governing such transfer and assignment set out in the applicable laws and regulations governing grants received by the Company and used in generation of the Assigned Development Results (“Grant Transfer Conditions”), in which case the Company will not be required to transfer and assign the Assigned Development Results as contemplated above unless and until Yissum either (i) agrees in writing to assume all obligations required by the Grant Transfer Conditions, or (ii) reach another arrangement with the grantors of the grants which absolves the Company of any liability to such grantors with respect to the transfer or assignment of the Assigned Development Results.

Notwithstanding anything to the contrary in Section 11 (Confidentiality) or elsewhere in this Agreement, Yissum (on its own or via third parties) shall be entitled to freely exploit the Assigned Development Results without any obligation of confidentiality to the Company.

16.6.	In the event that Yissum commercializes any of the Assigned Development Results assigned and transferred in accordance with Section 16.5, through a license or otherwise, Yissum shall pay the Company a royalty equal to 15% (fifteen percent) of Net Licensor Receipts as defined below , until such time as the Company shall have received, in aggregate, two (2) times the full amount of the documented capital investment actually expended out-of-pocket by the Company in order to generate the Assigned Development Results as certified by external independent auditors agreed upon by the Parties, less any amounts received or receivable by the Company from third parties in connection with the Licensed Technology or the Assigned Development Results prior to the transfer of the Assigned Development Results to Yissum (the “Development Reimbursement Amounts”). The Development Reimbursement Amounts shall be paid by Yissum on a quarterly basis, within thirty (30) days of the end of the calendar quarter in which the Net Licensor Receipts were received. The Company shall have the rights granted to Yissum pursuant to Section 8, mutatis mutandis, in respect of the Net Licensor Receipts. For purposes of this Section 16.6, the following terms shall have the following meanings:

“Net Licensor Receipts” shall mean Licensor Receipts less Licensor Expenses;

“Licensor Receipts” shall mean all amounts in cash and other consideration actually received by Yissum solely in respect from the grant of a license to a third party under the Assigned Development Result (but not other technology licensed together therewith) ; except for (a) any amounts received for sponsored research and fees for the provision of services; and (b) any academic research grants; and

“Licensor Expenses” shall mean (a) payments actually incurred by Yissum in accordance with detailed budgets and research workplans included in sponsored research or research and license agreements relating to the Assigned Development Results; and (b) any out-of-pocket expenses paid by Yissum in connection with enabling the receipt of such Licensor Receipts. (including, without limitation, unreimbursed patent costs, and all attorney’s fees and expenses and other costs and expenses in connection with the negotiation and conclusion of such license.

16.7.	Notwithstanding the foregoing, neither the termination of this Agreement for any reason nor the expiration of the License shall release the Company from its obligation to carry out any financial or other obligation which it was liable to perform prior to the Agreement’s termination or the License’s expiration.

In addition, Sections 8, 9, 12, 13, 14, 15, 16, 17 and 19 shall survive the termination of this Agreement to the extent required to effectuate the intent of the Parties as reflected in this Agreement.

17.	Law

17.1.	The provisions of this Agreement and everything concerning the relationship between the Parties in accordance with this Agreement shall be governed exclusively by Israeli law without application of any conflict of law principles that direct that the laws of another jurisdiction apply and jurisdiction shall be granted to the competent court in Tel-Aviv exclusively except that Yissum may bring suit against the Company in any other jurisdiction outside the State of Israel in which the Company has assets or a place of business.

17.2.	Each Party agrees that any breach or threatened breach of the terms and conditions of this Agreement governing confidentiality or the exploitation and use of the Licensed Technology may cause irreparable harm, that may be difficult to ascertain and that monetary damages may not afford an adequate remedy. Accordingly, in addition to all other rights and remedies that may be available to the non-breaching Party under this Agreement or by law, such Party shall be entitled to seek, in the courts and under the law mutually agreed to in Section 17.1 above, injunctive relief without proof of damages.

18.	Miscellaneous

18.1.	Relationship of the Parties. It is hereby agreed and declared between the Parties that they shall act in all respects relating to this Agreement as independent contractors and there neither is nor shall there be any employer-employee or principal-agent relationship or partnership relationship between the Company (or any of its employees) and Yissum. Each Party will be responsible for payment of all salaries and taxes and social welfare benefits and any other payments of any kind in respect of its employees and officers, regardless of the location of the performance of their duties, or the source of the directions for the performance thereof.

18.2.	Assignment. No Party may transfer or assign or endorse its rights, duties or obligations pursuant to this Agreement to another, without the prior written consent of the other Parties, which consent shall not be unreasonably denied, conditioned or delayed, except that the Company shall be entitled to assign its rights and obligations under this License Agreement to an Affiliate without requiring to obtain the prior written consent of Yissum, provided, however, that in the event of such assignment (i) the Affiliate shall undertake in writing to be bound by all the terms and conditions of this Agreement, and (ii) any such assignment shall not derogate from the Company’s obligations which have accrued prior to the date of such assignment. In addition, the Company may assign this Agreement and its rights hereunder without the consent of Yissum to an acquirer acquiring all or substantially all of its assets or shares, provided that such acquirer shall agree in writing to be bound to Yissum by all of the terms of this Agreement.

18.3.	No waiver. No waiver by any Party, whether express or implied, of its rights under any provision of this Agreement shall constitute a waiver of such Party’s rights under such provisions at any other time or a waiver of such Party’s rights under any other provision of this Agreement. The failure or delay of a Party to claim the performance of an obligation of another Party shall not be deemed a waiver of the performance of such obligation or of any future obligations of a similar nature.

18.4.	Representation by Legal Counsel. Each Party represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in drafting this Agreement. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms and provisions.

18.5.	Legal Costs. Each Party shall bear its own legal expenses involved in the negotiation and drafting of this Agreement.

18.6.	Disclosure of Agreements with Researcher. The Company shall disclose to Yissum any existing agreement or arrangement of any kind with the Researcher and or any representative of the Researcher, and shall not enter into any such agreement or arrangement without the prior written consent of Yissum.

18.7.	Taxes. Monetary amounts mentioned in this agreement do not include value added tax (“VAT”), or any duties or other taxes. Each Party shall itself be responsible to pay the taxes for which it is liable under the law.

18.8.	Severability. The provisions of this Agreement are severable and, in the event that any one or more of the provisions or part of a provision contained in this Agreement shall, for any reason, be held by any court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision or part of a provision of this Agreement; but such provision shall be modified as set out below and the balance of this Agreement shall be interpreted as if such provision were so modified. The Parties shall negotiate in good faith in order to agree on the terms of an alternative provision which complies with applicable law and achieves, to the greatest extent possible, the same effect as would have been achieved by the invalid, illegal or unenforceable provision. In the event that the Parties fail to agree within thirty (30) days, the head of the Israeli Bar Association (on his/her own or via a representative that he/she appoints) (“Deciding Expert”) will determine the text of the alternative provision, and each Party shall bear its own costs and the Parties shall equally bear the fees and expenses of the Deciding Expert. Each Party agrees that the determination of the Deciding Expert will be non-appealable, final and binding.

18.9.	Force Majeure. Neither Party shall be held liable or responsible to the other Party nor be deemed to have defaulted under or breached the Agreement for failure or delay in fulfilling or performing any term of this Agreement to the extent, and for so long as, such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party and without fault of such Party, including fires, earthquakes, floods, embargoes, wars, acts of war (whether war is declared or not), insurrections, riots, civil commotions, strikes, lockouts or other labor disturbances (except of such Party’s personnel), acts of God or acts, omissions or delays in acting by any governmental authority provided that the nonperforming Party uses commercially reasonable efforts to avoid or remove such causes of nonperformance and continues performance under this Agreement with reasonable dispatch whenever such causes are removed. The Party affected by such circumstances shall promptly notify the other Party in writing when such circumstances cause a delay or failure in performance and when they cease to do so.

18.10.	Counterparts. This Agreement may be executed in any number of counterparts (including counterparts transmitted by facsimile and by electronic mail), each of which shall be deemed an original, but all of which taken together shall be deemed to constitute one and the same instrument.

18.11.	Binding Effect. This Agreement shall be binding upon the Parties once executed by both Parties and shall enter into force and become effective as of the later of the signature dates.

18.12.	Entire Agreement. This Agreement constitutes the full and complete agreement between the Parties and supersedes any and all agreements or understandings, whether written or oral, concerning the subject matter of this Agreement, and may only be amended by a document signed by both Parties.

19.	Notices

All notices and communications pursuant to this Agreement shall be made in writing and sent by facsimile, electronic mail or by registered mail or served personally at the following addresses:

To Yissum at:

Yissum Research Development Company

of the Hebrew University of Jerusalem Ltd.

P.O. Box 39135,

Jerusalem 91390

Israel

Facsimile: 972-2-6586689

Email: bob.trachtenberg@yissum.co.il

To the Company at:

Therapix Biosciences Ltd.

4 Ariel Sharon St.

Givatayim, Israel

Facsimile: 972-3-616-7056

Email: elran@therapixbio.com

or such other address furnished in writing by one Party to the other. Any notice served personally shall be deemed to have been received on the day of service, any notice sent by registered mail as aforesaid shall be deemed to have been received seven (7) days after being posted by prepaid registered mail. Any notice sent by facsimile or electronic mail shall be deemed to have been received by the next business day after receipt of confirmation of transmission (provided that any notice terminating this Agreement which is sent by electronic mail shall be followed by a notice sent in any other manner provided herein).

IN WITNESS WHEREOF THE PARTIES HAVE SET THEIR HANDS

YISSUM		THERAPIX BIOSCIENCES LTD.

By:	/s/ Yaron Daniely	By:	/s/ Ascher Shmulewitz
Name:	Dr. Yaron Daniely	Name:	Dr. Ascher Shmulewitz
Title:	CEO of Yissum	Title:	CEO of Therapix
Date:	July 29, 2018	Date:	July 30, 2018

By:	/s/ Ariela Markel	By:	/s/ Adi Zuloff-Shani
Name:	Ariela Markel	Name:	Dr. Adi Zuloff-Shani
Title:	VP Licensing of Yissum	Title:	CTO of Therapix
Date:	July 29, 2018	Date:	July 30, 2018

I the undersigned, Prof. Raphael Mechoulam, have reviewed, am familiar with and agree to all of the above terms and conditions. I hereby undertake to cooperate fully with Yissum in order to ensure its ability to fulfill its obligations hereunder, as set forth herein.

/s/ Raphael Mechoulam	July 30, 2018
Prof. Raphael Mechoulam	Date signed

Appendix A

LICENSED PATENTS

Appendix B

YISSUM		THERAPIX BIOSCIENCES LTD.

By:	/s/ Yaron Daniely	By:	/s/ Ascher Shmulewitz
Name:	Dr. Yaron Daniely	Name:	Dr. Ascher Shmulewitz
Title:	CEO of Yissum	Title:	CEO of Therapix
Date:	July 29, 2018	Date:	July 30, 2018

By:	/s/ Ariela Markel	By:	/s/ Adi Zuloff-Shani
Name:	Ariela Markel	Name:	Dr. Adi Zuloff-Shani
Title:	VP Licensing of Yissum	Title:	CTO of Therapix
Date:	July 29, 2018	Date:	July 30, 2018

Appendix C

THE DEVELOPMENT PLAN (including the Essential Development Milestones)

[To be prepared by the Company, subject to Yissum approval; for incorporation into this Agreement within 45 days of the Effective Date]

YISSUM		THERAPIX BIOSCIENCES LTD.

By:	/s/ Yaron Daniely	By:	/s/ Ascher Shmulewitz
Name:	Dr. Yaron Daniely	Name:	Dr. Ascher Shmulewitz
Title:	CEO of Yissum	Title:	CEO of Therapix
Date:	July 29, 2018	Date:	July 30, 2018

By:	/s/ Ariela Markel	By:	/s/ Adi Zuloff-Shani
Name:	Ariela Markel	Name:	Dr. Adi Zuloff-Shani
Title:	VP Licensing of Yissum	Title:	CTO of Therapix
Date:	July 29, 2018	Date:	July 30, 2018

Appendix D

JOINT PATENT ASSIGNMENT LETTER

ASSIGNMENT AGREEMENT

Made as a Deed

This ASSIGNMENT AGREEMENT (the “Agreement”) is made this July 31, 2018, by and between Yissum Research Development Company of the Hebrew University of Jerusalem Ltd., Hi-Tech Park, Edmond J. Safra Campus, Givat Ram, Jerusalem, Israel on the one hand (“Yissum”) and Therapix Biosciences Ltd. of 4 Ariel Sharon St. Givatayim, Israel, on the other hand (the “Company”). Yissum and the Company shall be referred each as a “Party”, and together as the “Parties”.

WHEREAS,	on July 29, 2018, the Parties signed a Research and License Agreement (the “R&L Agreement”), according to which the Company received, among other things, a License to the Licensed Patents; and

WHEREAS,	pursuant to the R&L Agreement, certain inventions have been or shall/may be registered jointly in the name of Yissum and the Company and shall be regarded as Joint Patents; and

WHEREAS,	the Parties have agreed that, upon the occurrence of certain Events (as defined below), the Company shall assign and transfer to Yissum its title and ownership in and to the Joint Patents and thereafter Yissum shall become the sole and exclusive owner of such Joint Patents; all in accordance with the terms and conditions of this Agreement;

NOW THEREFORE THE PARTIES DO HEREBY AGREE AS FOLLOWS:

1.	Preamble

1.1	The recitals hereto constitute an integral part hereof.

1.2	The headings of the sections in this Agreement are for the sake of convenience only and shall not serve in the interpretation of the Agreement.

1.3	All capitalized terms not defined herein shall have the meaning ascribed to such terms in the R&L Agreement.

1.4	In this Agreement the following expressions shall have the meanings appearing alongside them, unless the context otherwise requires:

“Effective Date” shall mean the date of occurrence of the earliest of the Events.

“Event(s)” shall mean a situation in which: (i) the Company passes a resolution for voluntary winding up or a winding up application is made against it and not set aside or suspended within ninety (90)days; or (ii) a receiver or liquidator is appointed for the Company and has not been removed within ninety (90) days; or (iii) the Company enters into winding up or insolvency or bankruptcy proceedings which have not been set aside or suspended within ninety (90)days; or (iv) the Company ceases operations for a consecutive period of 180 days ; or ) a Joint Patent has become a Relinquished Patent.

“Intellectual Property Rights” shall mean any and all rights relating to intellectual property, including without limitation, all inventions, patents and patent applications, including all re-issuances, continuations, continuations-in-part, divisions, revisions, extensions and re-examinations thereof.

“Relinquished Patent” shall mean a Joint Patent for which the Company fails to pay the expenses of the filing, prosecution, maintenance or any activity required by the patent office, relating thereto, in accordance with the Company’s obligations under the R&L Agreement.

2.	Assignment of Joint Patents.

2.1	Upon the Effective Date, the Company shall assign, convey and transfer to Yissum, its successors and assigns, the entire right, title and interest and benefits in and to any Joint Patent(s), including all Intellectual Property Rights therein. Notwithstanding the foregoing, in case the Event relates solely to a Relinquished Patent, the aforementioned assignment shall relate only to such Relinquished Patent. Notwithstanding the foregoing, any assignment hereunder shall be subject, to any conditions governing such transfer and assignment set out in the applicable laws and regulations governing grants received by the Company and used in generation of the Joint Patent(s).

2.2	Subsequent to an assignment pursuant to this Agreement, the Company or its successors, legal representatives or assigns, at Yissum’s sole cost and expense, shall notify Yissum, its successors, legal representatives and assigns, of any facts known to it regarding said Joint Patents, testify in any legal proceeding, sign all lawful papers, execute all divisional, continuing, reissue and foreign applications, make all rightful oaths, and generally do everything possible to assist Yissum, its successors, legal representatives and assigns, to obtain and enforce proper protection, full ownership and rights of use for said Joint Patents in all countries.

2.3	In the event the Company, its successors, legal representatives or assigns fail to execute and deliver such documents and instruments promptly upon Yissum’s request, Yissum is hereby authorized and appointed attorney-in-fact of and for the Company to make, execute and deliver any and all such documents and instruments.

3.	Governing Law and Jurisdiction. The provisions of this Agreement and everything concerning the relationship between the Parties in accordance with this Agreement shall be governed by the laws of the State of Israel and exclusive jurisdiction shall be granted to the appropriate courts in Tel Aviv, Israel.

4.	Miscellaneous. This Agreement supersedes any prior understanding, agreement, practice or contract, oral or written, between the Parties with respect to the matters covered by this Agreement. This Agreement may not be modified except by written instrument signed by all Parties hereto. This Agreement may be executed in counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument. This Agreement shall be binding upon the Parties’ heirs, executors, administrators, successors, and assigns. The invalidity of any provision of this Agreement shall not result in the invalidity of the entire Agreement.

AS WITNESS THE HANDS OF THE PARTIES:

Yissum Research Development Company of the Hebrew University of Jerusalem Ltd. Hi-Tech Park, Edmond J. Safra Campus, Givat Ram, P.O.B 39135, Jerusalem 91390, Israel	Therapix Biosciences Ltd. 4 Ariel Sharon St. Givatayim, Israel

By:	/s/ Ariela Markel	By:	/s/ Ascher Shmulewitz
Name:	Ariela Markel	Name:	Dr. Ascher Shmulewitz
Title:	VP Licensing of Yissum	Title:	CEO of Therapix
Date:	July 29, 2018	Date:	July 31, 2018

		By:	/s/ Adi Zuloff-Shani
		Name:	Dr. Adi Zuloff-Shani
		Title:	CTO of Therapix
		Date:	July 31, 2018

41